June 22, 2011

Ms. Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Seaspan Corporation

Form 20-F for Fiscal Year Ended December 31, 2010

Filed March 30, 2011

File No. 001-32591

Dear Ms. Shenk:

We have reviewed your letter to us of June 8, 2011 setting forth staff comments on the Seaspan Corporation (“Seaspan” or the “Company”) Form 20-F for the fiscal year ended December 31, 2010. This letter responds to the comments in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the 2010 Form 20-F as filed.

Item 5. Operating and Financial Review and Prospects

B. Results of Operations, page 59

1. Within the analysis of “Interest Expense,” in regard to interest rate swaps you state “the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards.” Please tell us the accounting guidance relied upon in support of your presentation. To the extent that your current presentation is appropriate, disclose the amount of interest associated with the change between the variable and fixed interest rates included in the “change in fair value of financial instruments” caption so that investors may have a better understanding of your total interest expense.

Response to Comment No. 1:

At December 31, 2010, the Company had no interest rate swaps that have been designated as hedges. During the September 2003 meeting of the AICPA SEC Regulations Committee, Gregory A. Faucette expressed the SEC position related to the income statement presentation of realized and unrealized gains and losses on derivative instruments not accounted for as hedges. In this speech, he made the following comments:

“We have seen situations where registrants used financially settled derivatives as what were referred to as “economic hedges.” The economic hedges consisted of both forward-based and option-based derivatives that either were not designated as or did not qualify as hedges under Statement 133. Changes in fair value of the economic hedges were classified in a single line item on the income statement, perhaps captioned something like “risk management activities.” However, realized gains and losses, represented by the periodic or final cash settlements from those economic hedges, were reclassified in the period realized out of risk management activities and into revenue or expense lines associated with the related exposure. Some registrants clearly disclosed this practice in the footnotes and included tabular reconciliations and roll-forwards of all derivative changes, amounts, and reclassifications.

We do not believe that the presentation of unrealized gains and losses in one income statement line with reclassification of realized gains and losses to another line is appropriate. While Statement 133 is essentially “silent on geography,” it was the clear intention of the FASB to eliminate the practice of synthetic instrument accounting. We believe that the presentation described above is essentially a form of synthetic instrument accounting from an income statement perspective.

In addition, Statement 133 is clear that any special accounting for derivatives requires special efforts. That standard only allows the fair value adjustment of a derivative to be split into various components within the context of applying specific hedge accounting models. Reclassifying realized gains and losses, as described, essentially presents hedge accounting-like results for some captions, without a registrant necessarily applying the rigors of hedge accounting. For example, there may not be specific designations of economic hedging instruments against specific exposures or, even more troubling, a lack of genuine consideration of hedge effectiveness.

We have asked registrants that were applying this practice of reclassifying realized gains and losses on economic hedges to change their presentation in future filings.”

Based on these comments, we believe it would be contra to this guidance to present the realized differences associated with our interest rate swaps as Interest expense if the unrealized differences are recorded in Changes in fair value of financial instruments. We are including the realized differences between the variable interest rate and the swapped fixed rate associated with our economic hedges in the same caption as the unrealized portions previously recognized. We continue to believe that this treatment is consistent with the principles of GAAP as the interest rate swaps represent separate and distinct derivative instruments that the Company is able to settle in their entirety, regardless of the separate treatment of any ongoing interest obligations on outstanding debt.

The cash settlements that are made each period related to our interest rate swaps include components that are associated with the economic hedges of both operating debt and debt that is currently being used for the construction of our fleet. If we were to include the entire amount of the interest rate swap cash settlements with our Interest expense each period, we would be reflecting amounts that are associated with our vessels under construction. This presentation would cause us to disclose Interest expense amounts in our results without having the benefit of the vessel revenues. In this scenario, investors may misinterpret the future returns of the Company when the income from operations of the delivered fleet will be sufficient to absorb the Interest expense, inclusive of the interest rate swap settlement amounts. As a result, we do not believe that including this amount in our Results of Operations will provide useful information to investors.

Information related to the impact of changes in fair value of our interest rate swaps on our earnings, including the impact of payments related to the difference between the variable interest rate and the swapped fixed rate, is separately discussed under Changes in fair value of financial instruments in our Results of Operations.

D. Critical Accounting Estimates

Derivative Instruments, page 75

2. We note that amounts reported as “Change in fair value of financial instruments” in your statements of operations in regard to interest rate risk are material to your results and have varied widely between periods. In view of this, please expand your disclosure here to provide more robust discussion of all significant judgments, estimates and assumptions specific to your circumstances used in determining amounts associated with your interest rate risk reported as “change in fair value of financial instruments.” For example, discuss (i) the discount factors used in determining the fair values of your interest rate risk instruments and why you consider the discount factors to be appropriate in your circumstances, (ii) the reason for using the yield curve referred to in your current disclosure and why it is appropriate to use this yield curve in your circumstances, (iii) specifically how and why the yield curve and changes therein affect amounts you report, in particular the factors involved in determining the magnitude and direction (i.e., gain or loss in a period) of those amounts, and (iv) the sensitivity of changes in material factors used in determining amounts reported on those amounts. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your intended revised disclosure.

Response to Comment No. 2:

Currently, the amounts included in “Change in fair value of financial instruments” reflect our interest rate swaps and one swaption. For these instruments, the valuation model and the majority of valuation assumptions used in estimating fair value are consistently applied between organizations and are not highly subjective. The only material factor that differs when modeling these cash flows is related to the company-specific credit risk adjustment included when discounting the cash flow stream.

Given the consistency of (1) the assumptions used between the different valuation models and (2) the yield curve that is applied by valuators in measuring the fair value of interest rate swaps, we do not believe that providing additional information regarding the yield curve would provide benefit to investors. In addition, based on our review, we do not believe that such information is provided in the disclosures of other companies with similar instruments.

We agree that additional disclosure regarding the impact of these instruments may help users to better appreciate the uncertainties in these estimates and the eventual impact of the instruments on our financial statements. We intend to include the following supplemental disclosure in our Form 20-F for the year ended December 31, 2011:

The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on the current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments.

In addition to the above, we will provide the following disclosure to assist users in understanding how we estimate our company-specific credit risk factor:

The Company discounts its derivative instruments with reference to the publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves.

Notes to Consolidated Financial Statements

Note 14. Financial Instruments, page F-28

3. It appears that reclassification from accumulated other comprehensive income to earnings in regard to interest rate hedges has been material in the past. In view of this, please report the estimated amount expected to be reclassified into earnings within the next 12 months, pursuant to ASC 815-30-50-1(c).

Response to Comment No. 3:

We will report the amount expected to be reclassified into earnings within the next 12 months as part of our financial statement note disclosures for the year ended December 31, 2011.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 638-2580.

Sincerely,

/s/ Sai W. Chu

Sai W. Chu

Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

Jim Pickles (KPMG LLP)

George Juetten (Audit Committee Chair)